Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Linx S.A.

Filer’s Commission File Number: [●]

Subject Company’s Commission File Number: 001-38954

Date: August 14, 2020

TOTVS S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ/ME) 53.113.791/0001-22

Company Registry (NIRE): 35.300.153.171

Material Fact

TOTVS S.A. (B3: TOTS3) (“Company” or “TOTVS”) informs that it sent, on this date, to the Board of Directors of Linx S.A. (“Linx”) a business combination proposal, according to terms approved by TOTVS’ Board of Directors, a copy of which is attached to this Material Fact (“Proposal”).

The Proposal, subject to the approval of Linx’s shareholders, all treated equally and equitably, and TOTVS’ shareholders, aims at combining the businesses of the two companies (“Transaction”), with the consolidation of the shareholding bases in TOTVS, which will remain a publicly-held corporation with shares traded on B3 S.A. – Brasil, Bolsa, Balcão's Novo Mercado listing segment. The Transaction has a strong strategic rationale due to the high complementarity of markets, solutions and services, resulting in a substantial creation of value for the companies, their respective shareholders, customers and employees.

The Transaction, if approved, will result in the receipt by Linx shareholders of 1 (one) share of TOTVS and R$ 6.20 (six reais and twenty cents) for each Linx share, considering the fully diluted shareholding bases of both companies. As a result, the Linx shareholders will become holders of shares representing approximately 24% of the total and voting capital of TOTVS.

In addition to the approval by TOTVS' and Linx´s shareholders at the respective shareholders general meetings, the Transaction is subject to prior approval by the Administrative Council for Economic Defense – CADE.

TOTVS will keep its shareholders and the market informed about the relevant developments related to the topic discussed herein, informing that the presentation related to the Proposal is available on the TOTVS' investor relations website (http://ri.totvs.com/) and in the Empresas.Net system, on the websites of the Brazilian Securities and Exchange Commission (http: / /cvm.gov.br/) and B3 (http://b3.com.br/).

São Paulo, August 14, 2020.

Gilsomar Maia Sebastião

Chief Financial and Investor Relations Officer

Investor Relations

Phone: (+55 11) 2099-7773/7097/7089/7105

ri@totvs.com.br

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that TOTVS will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed Transaction, TOTVS will file with the SEC all relevant materials as required under applicable laws and regulations. INVESTORS ARE URGED TO READ THOSE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX AND THE PROPOSED TRANSACTION AND RELATED MATTERS. All materials filed with the SEC in connection with the proposed transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov and on TOTVS’s investor relations website at http://ri.totvs.com/.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Copy of the Business Combination Proposal

São Paulo, August 14, 2020

To

Board of Directors of Linx S.A.

Avenida Doutora Ruth Cardoso, 7221, 20th floor

Pinheiros – CEP 05425-902

São Paulo — SP

Brazil

Att.:
Mr. Nércio José Monteiro Fernandes – Chairman of the Board of Directors, and
Messrs. Alberto Menache, João Cox, Roger de Barbosa Ingold and Alon Dayan - Directors

With copy to:
Messrs. Flavio Cesar Maia Luz, João Adamo Junior and Marcelo Amaral Moraes – Fiscal Council Members

Ref.: Business Combination Proposal

Dear Sirs,

TOTVS S.A., publicly-held company enrolled with the Corporate Taxpayers Registry (CNPJ) under number 53.113.791/0001-22, headquartered at Avenida Braz Leme, 1000, Casa Verde, São Paulo/SP, Brazil (“Company” or “TOTVS”), hereby respectfully presents a proposal approved by its board of directors for a potential business combination (“Transaction” or “Business Combination”) with Linx S.A. (“Linx” and jointly with TOTVS, “Companies”) as described below.

This proposal was prepared to be presented to you after Linx’s release of its second quarter results on August 11, 2020, according to interactions that had been maintained with the Vice Chairman and Chief Executive Officer of the company, when we were surprised by the suspension of the quarterly results release and the material facts released in the course and after the trading session of August 11, 2020 stating that Linx had entered into a business combination agreement with StoneCo Ltd., deciding to not even consider the terms of the proposal we had to present.

After our analysis over the last few days of information disclosed about the business combination with StoneCo Ltd., and given that the completion of such transaction is subject to approval by Linx’s shareholders, we have decided to submit our proposal, with certainty that it best serves the interest of all Linx’s shareholders, without conflict of interests or any personal benefits or differences in treatment for certain shareholders. Linx’s management, in compliance with its fiduciary duties, should submit this proposal to the same shareholders’ approval process as the transaction proposed by StoneCo Ltd.

We are convinced that our proposal generates greater value for shareholders when compared with the transaction proposed by StoneCo Ltd, as it comprises a large share component, which,

in our view, brings significant benefits to current Linx’s shareholders. It enables Linx shareholders to (i) take advantage of the significant synergies arising from the complementarity of the businesses of the Companies; (ii) benefit from the expected growth of the combined company; (iii) preserve their investment position in the conjecture of high growth and value creation for the sector in Brazil; and (iv) maintain their participation in a company that is recognized for adopting the highest level corporate governance practices.

Our proposal preserves the maintenance of the shareholding bases in Brazil, with shares traded on the Novo Mercado listing segment of B3 SA - Brasil, Bolsa, Balcão, maintaining the status quo for the shareholders of both Companies, and following the highest corporate governance standards in the Brazilian market, as adopted by TOTVS since its IPO.

In addition, and in support of good corporate governance and to ensure compliance with applicable laws and regulations, upon completion of the proposed Transaction, we will take all appropriate and available actions: (i) to challenge the payment of the excessive breakup fee agreed upon with StoneCo Ltd., which is inconsistent with the interests of Linx’s minority shareholders, who will not benefit from additional payments, creating undue burden to the exercise of voting rights, in the best interest of the company and, (ii) if necessary, to seek the reimbursement that would be due to Linx.

1.	TOTVS

We are the leading company in enterprise resource planning (ERP) in Brazil. We have been operating for over 36 years providing companies of all sizes with business solutions, management software, technology platforms and consulting services.

The Company was the first company in the IT sector in Latin America to go public in 2006, and is listed on the Novo Mercado of B3 S.A. - Brazil, Bolsa, Balcão (“B3”), with the ticker ‘TOTS3’. Since the IPO, our net revenue has increased by almost ten times, supported by organic growth and through strategic acquisitions. Additionally, the entry into the IBOVESPA index, at the beginning of this year, made TOTVS the first technology company to feature in the most important stock index in the Brazilian market.

We have the challenge of continuing to build an ecosystem of solutions that encompasses the dimensions of Management, with our open, connected and customizable ERP, HR and Vertical solutions and platforms – Techfin, seeking to expand, simplify and cheapen access to financial services, in particular B2B credit to our customers – and Business Performance, building products that help our customers sell more and better. Artificial intelligence, machine learning and cloud are tools to enable this strategy of opening new markets and advancing in the value chain of our customers.

We are a company with a strong history of successful transactions for all stakeholders involved, with acquisitions of companies with a profile that is highly complementary to the strategy of building this ecosystem, and we will continue to analyze opportunities that bring high value to our shareholders, customers and employees.

2.	Strategic Merits of Business Combination

We have performed a careful analysis of the possible benefits to be created by the Transaction, based on public data available of Linx, and we have strived to develop a plan for the continuity of Linx's success story.

We believe that the Transaction has a strong strategic rationale due to the high complementarity of the market, solutions and services, strengthening each of the pillars of our three-dimensional ecosystem.

By combining the capabilities of TOTVS chains (manufacturing, logistics, distribution, services and agribusiness) with Linx's final point in retail, we will have built a solution in Management that goes far beyond the opportunities of horizontal cross offers, enabling us to boost this ecosystem to further accelerate the development and offering of financial and digital solutions. As a fully independent company and not linked to a single payment method provider or a financial group, we have greater capacity to assure or protect clients’ interests in critical and essential technology to their business and to expand our market in partnership with different participants.

Additionally, TOTVS's commercial and services reach may be of great value in expanding sales of Linx's retail solutions, which today do not have the same structure.

We also expect that this business combination has a strong potential for synergies and efficiency gains, in particular, in the optimization of costs, expenses and strengthening of investments in the different growth avenues, resulting in a substantial creation of value for the Companies, their shareholders, customers and employees.

Lastly, TOTVS’ new dimensions of Techfin and Business Performance can add complementary credit, financial services, CRM solutions, among others, to the LINX PAY and LINX DIGITAL portfolio.

We are convinced that this business combination is the best possible strategic alternative for Linx and would bring substantial benefits to both Companies, including the potential additional appreciation of the shares of the resulting company.

We acknowledge that Linx has acquired an admirable and consistent track record, despite recent unfavorable economic conditions, which demonstrates its resilience and growth potential. Its strong portfolio of solutions is complementary to the business of TOTVS.

We believe that the Companies have similar histories and, therefore, cultures that would fit together easily. Several of the top executives of both companies have spent many years in both companies, generating continuity in operations.

Accordingly, we are excited about the prospect of developing the full potential of this Transaction, which we believe is a unique opportunity for the Companies and their respective shareholders.

3.	Transaction Structure

We propose the Transaction to be implemented through the merger of Linx's shares by TOTVS (or, if necessary due to the final structure to be agreed for the Transaction, by a wholly-owned subsidiary of TOTVS), or in another tax efficient corporate structure that is equitable for the shareholders of both companies and ultimately results in the consolidation of the shareholding bases of the Companies in TOTVS as the sole shareholder of Linx.

In this structure, the managements of Linx and TOTVS would submit to their respective shareholders, at special shareholders meetings to be called for this purpose, a proposal for the merger by TOTVS of all shares of Linx (or, if necessary due to the final structure to be agreed for the Transaction, by a wholly-owned subsidiary of TOTVS), at market value, so that, considering the fully diluted shareholding bases of both Companies, adjusted as applicable in case of the issuance, bonus, split, reverse split, repurchase or cancellation of shares of the Companies approved as of this date, Linx shareholders will receive, for each Linx share held by them, one (1) TOTVS share and R$6.20 (six reais and twenty cents) in cash.

The payment of the cash component, which we believe is relevant for your review of this proposal may, if deemed most efficient, be done by way of an anticipated distribution of profits to shareholders of Linx, without prejudice to the cash contribution by TOTVS to enable payment after the completion of the Transaction. In any case, the taxes associated to the Transaction will be borne by the respective taxpayers.

The cash component to be paid to Linx shareholders will be reduced by the amount of any dividends, interest on equity or other distributions to shareholders that may be declared by Linx as of the date of this proposal.

The proposed exchange ratio represents (i) a 30.3% premium over the closing price of Linx's share (LINX3) on August 10, 2020, the last trading day before the release of the transaction with StoneCo, Ltd and, (ii) a premium in relation to the average of the target prices of the research analysts that cover its shares, based on a series of valuation methodologies, including discounted cash flow analysis of EBITDA multiples based on public information disclosed by Linx, which we assume that properly reflects its business, assets and obligations.

Considering the fully diluted shareholding bases of both companies, Linx's shareholders would become holders of shares representing approximately 24% of the total and voting capital of TOTVS.

4.	Corporate and Regulatory Approvals

This proposal must be reflected in a Protocol and Justification under Brazilian law (Protocolo e Justificação) which will contain appropriate terms and conditions for transactions of this nature (“Protocol”), to be negotiated and executed by the Companies' managements, approved by the respective boards of directors, analyzed by Linx's fiscal council and TOTVS's audit committee, as applicable, and submitted as a proposal to the shareholders of both companies.

The Transaction will be subject to mandatory notification to the Administrative Council for Economic Defense (“CADE”), pursuant to section 88 of Law no. 12,529 / 2011. As a result, the Protocol (i) will establish the obligation to obtain CADE's approval as a condition precedent for the consummation of the Transaction, which includes, after prior approval by the shareholders of both Companies at the respective general shareholders meetings, the exchange of Linx shares for TOTVS shares and the effective operational integration of the Companies; and (ii) provide for the allocation of costs and cooperation for obtaining information for the CADE notification, as well as the best efforts by the parties to obtain CADE's approval.

In addition, TOTVS will become a registrant with the Securities and Exchange Commission (“SEC”), in order to allow the vote of Linx's shareholders with residency in the United States of America. The preparation of the necessary documentation for the registration process with the SEC has already been initiated by TOTVS, together with its advisors.

5.	Next Steps

In view of the materiality of the Transaction now proposed for both Companies, we are confident that its terms and conditions will be promptly evaluated by the Board of Directors of Linx, in compliance with its fiduciary duties under applicable corporate law, and that it will start negotiations with the management of TOTVS of (i) a Protocol to be presented to the shareholders of the Companies at a general shareholders meeting and (ii) if necessary, the definition of the remaining terms and conditions for the implementation of the Transaction, for which we make ourselves available, together with our advisors, as of this date.

6.	Final Considerations

This proposal, which we will disclose to the market in compliance with our legal obligations, is valid for 30 days (and can be extended in our discretion) and is subject to the non-occurrence of events outside the normal course of business that could negatively and significantly affect the business of one of the Companies, provided that, however, the presentation of other proposals, competing with this one, does not represent an extraordinary event for such purpose.

We believe that this is a great opportunity for both companies and that it will be received extremely favorably by our shareholders and the market.

We are available for any clarifications that may be necessary.

Sincerely,

Laércio Cosentino

Chairman of the Board of Directors of TOTVS

Dennis Herszkowicz

Chief Executive Officer of TOTVS

Gilsomar Maia Sebastião

Chief Financial and Investor Relations Officer of TOTVS